Exhibit 7.2

Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Millions of Mexican Pesos, Except Ratios

	2015	2014	2013
Earnings available for fixed charges:
Income before income taxes and share of the profit of associates and joint ventures accounted	Ps. 14,725	Ps. 14,952	Ps. 17,224
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	155	(125)	289
Plus:
Interest Expenses	6,630	5,948	3,656
Amortization of capitalized interest	10	14	6
Less:
Capitalized interest	60	117	56
Non-controlling interest	94	424	239

	21,366	20,248	20,880
Fixed Charges:
Interest expense, gross	6,337	5,546	3,341
Capitalized interest	60	117	56
Interest portion of rental expenses	233	285	259

Total Fixed Charges	6,630	5,948	3,656

Ratio of earnings to fixed charges	3.22	3.40	5.71